Lands’ End, Inc.
1 Lands’ End Lane
Dodgeville, Wisconsin 53595

Via EDGAR

December 22, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-6010

Re:	Lands’ End, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2014
Filed March 25, 2014
SEC File No. 001-09769

Dear Ms. Jenkins:

Lands’ End, Inc. (the “Company”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 11, 2014 to Michael Rosera, Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer of the Company, related to the above-referenced report (the “2013 10-K”).

For ease of reference, we have repeated the Staff’s comments in italics preceding each response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Results of Operations, page 41
2013 Compared to 2012, page 42

1.
Please disclose in future filings the business reasons for significant changes between periods in (a) your selling and administrative expenses for each segment, as well as Corporate and Other and (b) to the extent material, other line items for each segment, as well as Corporate and Other. Please also quantify the incremental impact of each individual business reason discussed on the overall change in each line item. Please provide us your proposed disclosures. Refer to Item 303(a)(3) of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Response:

(a) Beginning with the fiscal year 2014 Annual Report on Form 10-K, the Company will enhance its disclosure for future filings in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Selling and administrative expenses to identify significant variances between comparable periods by segment and Corporate / other. The following modifications to the text contained in the 2013 10-K are indicative of the disclosure that we propose to make in the Company’s future filings to address this comment (with changes from the original text shown as underlined and struck-through text):

Selling and Administrative Expenses

Selling and administrative expenses were $560.3 million for 2013 compared to $598.9 million for the prior year. The decrease of $38.6 million in Selling and administrative expense was attributable to the Direct and Retail operating segments and Corporate / other ~~primarily due to declines in payroll, third-party costs, the favorable impact in 2013 of restructuring costs incurred in 2012 and decreased advertising expenses~~.

~~Selling and administrative expenses as a percentage of total revenues were 35.9% in 2013 and 37.8% in 2012. The decrease was primarily due to increased leverage as a result of the expense declines noted above and the impact of the restructuring activities.~~

The Direct segment Selling and administrative expenses were $437.2 million for 2013 compared to $459.1 million for the prior year. The decrease of $21.9 million in Selling and administrative expense was primarily due to declines in personnel costs of $14.8 million, decreased marketing investments of $4.8 million and restructuring costs incurred in 2012 of $2.5 million.

The Retail segment Selling and administrative expenses were $102.1 million for 2013 compared to $111.6 million for the prior year. The decrease of $9.5 million in Selling and administrative expense was primarily due to declines in personnel costs of $7.5 million, and third-party professional fees of $2.0 million.

Corporate / other Selling and administrative expenses were $21.0 million for 2013 compared to $28.2 million for the prior year. The decrease of $7.2 million in selling and administrative expense was primarily due to declines in third-party professional fees of $4.6 million, and property tax recoveries and savings of $2.2 million.

(b) The Company will additionally disclose significant variances in additional line items for each segment, as well as Corporate / other. In its historical SEC filings within the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, the Company identifies variances for each segment and Corporate / other for the Merchandise sales and services, net and Gross margin sections. In future filings the Company will add disclosures for the Selling and Administrative Expenses section as described above. At this time the Company has not identified any additional significant variances for other line items which have not already been disclosed.

Financial Statements and Supplemental Data, page 53
Notes to Combined Financial Statements, page 59
Note 12. Segment Reporting, page 75

2.
You disclose you are a leading multi-channel retailer of casual clothing, accessories and footwear, as well as home products. You also disclose that apparel and home revenues constituted over 99% of total revenues during 2013, 2012 and 2011, but do not appear to disclose your revenues by product offering. In future filings, please include the product disclosures required by ASC 280-10-50-40. Please provide us your proposed disclosures.

Response:

Beginning with our fiscal year 2014 Annual Report on Form 10-K, the Company will provide disclosure of revenue by group of similar products pursuant to ASC 280-10-50-40. All of the Company’s products are substantially similar except Services and other. Set forth below is a draft of the additional disclosure that is indicative of the disclosure that we propose to make in footnote 12 of the Combined Financial Statements contained in the 2013 10-K (“Footnote 12”) to address this comment:

Both segments sell similar products and provide services. Product sales are divided by product categories; Apparel and Non-apparel. The Non-apparel sales include accessories, footwear and home goods. Services and other revenue includes embroidery, monogramming, gift wrapping, shipping and other services. Merchandise sales and services, net are aggregated by product category in the following table:

(in thousands)	2013	2012	2011
Merchandise sales and services, net:
Apparel	$1,245,670	$1,269,685	$1,346,158
Non-apparel	226,302	224,057	264,005
Services and other	90,904	92,185	115,464
Total merchandise sales and services, net	$1,562,876	$1,585,927	$1,725,627

3.
You present three measures of profit (loss) for each segment: operating income (loss), income (loss) before income taxes and adjusted EBITDA. Please tell us how you considered the guidance in ASC 280-10-50-28 in concluding it was appropriate to present adjusted EBITDA when it appears the other two measures are each determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your financial statements. Please also provide us your proposed disclosure revisions to be included in future filings.

Response:

The Chief Operating Decision Maker (“CODM”) utilizes adjusted EBITDA to make resource decisions and assess performance of each reportable segment and adjusted EBITDA is the profitability metric used in the Company’s management incentive plans and, therefore, is the profit measure disclosed. The other profit measures were presented in the footnote for the purposes of reconciling the profit measure to Net income before income taxes on the Company’s Combined Statements of Comprehensive Operations. To clarify this point, the following modifications to the tables contained in Footnote 12 are indicative of the disclosure that we propose to make in the Company’s future filings (with changes from the original text shown as underlined and struck-through text):
Financial information by segment is presented as follows for the years ended:

	~~Direct~~	~~Retail~~	~~Corporate/ Other~~		~~Total~~
~~2013~~
~~Merchandise sales and services, net~~	~~$ 1,303,862~~	~~$ 258,922~~	~~$ 92~~		~~$ 1,562,876~~
~~Cost and expenses:~~
~~Cost of sales (excluding depreciation and amortization)~~	~~700,370~~	~~152,169~~	~~—~~		~~852,539~~
~~Selling and administrative~~	~~437,179~~	~~102,088~~	~~21,060~~		~~560,327~~
~~Depreciation and amortization~~	~~16,691~~	~~3,547~~	~~1,361~~		~~21,599~~
~~Other operating expense, net~~	~~—~~	~~—~~	~~70~~		~~70~~
~~Total costs and expenses~~	~~1,154,240~~	~~257,804~~	~~22,491~~		~~1,434,535~~
~~Operating income (loss)~~	~~149,622~~	~~1,118~~	~~(22,399~~	~~)~~	~~128,341~~
~~Other income, net~~	~~—~~	~~—~~	~~50~~		~~50~~
~~Income (loss) before income taxes~~	~~149,622~~	~~1,118~~	~~(22,349~~	~~)~~	~~128,391~~
~~Other income, net~~	~~—~~	~~—~~	~~50~~		~~50~~
~~Depreciation and amortization~~	~~16,691~~	~~3,547~~	~~1,361~~		~~21,599~~
~~Restructuring costs~~	~~—~~	~~—~~	~~—~~		~~—~~
~~Loss on sale of property and equipment~~	~~—~~	~~—~~	~~70~~		~~70~~
~~Adjusted EBITDA~~	~~$ 166,313~~	~~$ 4,665~~	~~$ (20,968~~	~~)~~	~~$ 150,010~~
~~Total assets~~	~~$ 1,074,018~~	~~$ 75,755~~	~~$ 44,502~~		~~$ 1,194,275~~
~~Capital expenditures~~	~~$ 9,057~~	~~$ 260~~	~~$ 570~~		~~$ 9,887~~

	~~Direct~~	~~Retail~~		~~Corporate/ Other~~		~~Total~~
~~2012~~
~~Merchandise sales and services, net~~	~~$ 1,304,009~~	~~$ 281,821~~		~~$ 97~~		~~$ 1,585,927~~
~~Cost and expenses:~~
~~Cost of sales (excluding depreciation and amortization)~~	~~705,992~~	~~175,825~~		~~—~~		~~881,817~~
~~Selling and administrative~~	~~459,106~~	~~111,646~~		~~28,164~~		~~598,916~~
~~Depreciation and amortization~~	~~17,173~~	~~4,606~~		~~1,342~~		~~23,121~~
~~Other operating expense, net~~	~~—~~	~~—~~		~~70~~		~~70~~
~~Total costs and expenses~~	~~1,182,271~~	~~292,077~~		~~29,576~~		~~1,503,924~~
~~Operating income (loss)~~	~~121,738~~	~~(10,256~~	~~)~~	~~(29,479~~	~~)~~	~~82,003~~
~~Other income, net~~	~~—~~	~~—~~		~~67~~		~~67~~
~~Income (loss) before income taxes~~	~~121,738~~	~~(10,256~~	~~)~~	~~(29,412~~	~~)~~	~~82,070~~
~~Other income, net~~	~~—~~	~~—~~		~~67~~		~~67~~
~~Depreciation and amortization~~	~~17,173~~	~~4,606~~		~~1,342~~		~~23,121~~
~~Restructuring costs~~	~~2,479~~	~~—~~		~~—~~		~~2,479~~
~~Loss on sale of property and equipment~~	~~—~~	~~—~~		~~70~~		~~70~~
~~Adjusted EBITDA~~	~~$ 141,390~~	~~$ (5,650~~	~~)~~	~~$ (28,067~~	~~)~~	~~$ 107,673~~
~~Total assets~~	~~$ 1,088,351~~	~~$ 78,796~~		~~$ 50,575~~		~~$ 1,217,722~~
~~Capital expenditures~~	~~$ 14,657~~	~~$ 84~~		~~$ 252~~		~~$ 14,993~~

	~~Direct~~	~~Retail~~		~~Corporate/ Other~~		~~Total~~
~~2011~~
~~Merchandise sales and services, net~~	~~$ 1,427,874~~	~~$ 297,477~~		~~$ 276~~		~~$ 1,725,627~~
~~Cost and expenses:~~
~~Cost of sales (excluding depreciation and amortization)~~	~~782,279~~	~~177,332~~		~~—~~		~~959,611~~
~~Selling and administrative~~	~~474,818~~	~~121,857~~		~~24,345~~		~~621,020~~
~~Depreciation and amortization~~	~~16,138~~	~~5,238~~		~~1,310~~		~~22,686~~
~~Other operating income, net~~	~~—~~	~~—~~		~~502~~		~~502~~
~~Total costs and expenses~~	~~1,273,235~~	~~304,427~~		~~26,157~~		~~1,603,819~~
~~Operating income (loss)~~	~~154,639~~	~~(6,950~~	~~)~~	~~(25,881~~	~~)~~	~~121,808~~
~~Other income, net~~	~~—~~	~~—~~		~~95~~		~~95~~
~~Income (loss) before income taxes~~	~~154,639~~	~~(6,950~~	~~)~~	~~(25,786~~	~~)~~	~~121,903~~
~~Other income, net~~	~~—~~	~~—~~		~~95~~		~~95~~
~~Depreciation and amortization~~	~~16,138~~	~~5,238~~		~~1,310~~		~~22,686~~
~~Loss on disposal of property and equipment~~	~~—~~	~~—~~		~~502~~		~~502~~
~~Adjusted EBITDA~~	~~$ 170,777~~	~~$ (1,712~~	~~)~~	~~$ (24,069~~	~~)~~	~~$ 144,996~~
~~Total assets~~	~~$ 1,117,550~~	~~$ 85,318~~		~~$ 36,055~~		~~$ 1,238,923~~
~~Capital expenditures~~	~~$ 13,452~~	~~$ 918~~		~~$ 749~~		~~$ 15,119~~

(in thousands)	2013	2012	2011
Merchandise sales and services, net:
Direct	$1,303,862	$1,304,009	$1,427,874
Retail	258,922	281,821	297,477
Corporate/ other	92	97	276
Total merchandise sales and services, net	$1,562,876	$1,585,927	$1,725,627

(in thousands)	2013	2012	2011
Adjusted EBITDA:
Direct	$166,313	$141,390	$170,777
Retail	4,665	(5,650)	(1,712)
Corporate/ other	(20,968)	(28,067)	(24,069)
Total adjusted EBITDA	$150,010	$107,673	$144,996

(in thousands)	2013	2012	2011
Depreciation and amortization:
Direct	$16,691	$17,173	$16,138
Retail	3,547	4,606	5,238
Corporate/ other	1,361	1,342	1,310
Total depreciation and amortization	$21,599	$23,121	$22,686

(in thousands)	2013	2012	2011
Total assets:
Direct	$1,074,018	$1,088,351	$1,117,550
Retail	75,755	78,796	85,318
Corporate/ other	44,502	50,575	36,055
Total assets	$1,194,275	$1,217,722	$1,238,923

(in thousands)	2013	2012	2011
Capital expenditures:
Direct	$9,057	$14,657	$13,452
Retail	260	84	918
Corporate/ other	570	252	749
Total capital expenditures	$9,887	$14,993	$15,119

The following table reconciles Net income from the Combined Statements of Comprehensive Operations to Adjusted EBITDA:

(in thousands)		% of Net Sales		% of Net Sales		% of Net Sales
Net income	$78,847	5.0%	$49,827	3.1%	$76,234	4.4%
Income tax expense	49,544	3.2%	32,243	2.0%	45,669	2.6%
Other income, net	(50)	—%	(67)	—%	(95)	—%
Depreciation and amortization	21,599	1.4%	23,121	1.5%	22,686	1.3%
Restructuring costs	—	—%	2,479	0.2%	—	—%
Loss on sale of property and equipment	70	—%	70	—%	502	—%
Adjusted EBITDA	$150,010	9.6%	$107,673	6.8%	$144,996	8.4%

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses the Staff’s comments. If there is a need for additional information or clarification, please contact me at (608) 935-4806, or Bernard McCracken, Vice President and Chief Accounting Officer, at (608) 935-4366.

Sincerely,

/s/ Michael P. Rosera
Michael P. Rosera
Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer

cc:    Edgar O. Huber
President and Chief Executive Officer

Dorian R. Williams
Senior Vice President, General Counsel and Corporate Secretary

Bernard L. McCracken
Vice President and Chief Accounting Officer